[Thomas White Funds Logo]

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The Funds

Overview

The advisor of the Thomas White Funds searches the globe for attractive investment opportunities among the growing number of international publicly-traded companies. Two no-load funds are offered:

Thomas White International Fund (TWWDX)	Inception Date: 6/28/1994
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Objective : Long-term capital appreciation

Strategy : The International Fund primarily invests in equity securities of companies located in the world’s developed countries outside the U.S. Under normal market conditions, the Fund will invest in companies located in at least 10 countries outside of the U.S., and will invest less than 10% of its assets in U.S. companies. Generally, equity investments will represent a diversified portfolio of predominantly larger companies. There may also be a portion of the International Fund’s assets invested in companies from emerging market conditions.

Thomas White American Opportunities Fund (TWAOX)	Inception Date: 3/4/1999
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Objective : Long-term capital appreciation

Strategy :The American Opportunities Fund primarily invests in equity securities of mid-sized U.S. companies. Most of the stocks held by the Fund are selected from the 800 companies in the Russell Midcap index. The Advisor currently researches over 2,300 issuers monthly and may purchase any of these stocks for the American Opportunities Fund. The Fund may also invest in equity securities of smaller and larger U.S.
companies.

[Thomas White Funds Logo]

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Thomas White International Fund

Overview

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Thomas White International Fund
Symbol : TWWDX
Inception Date : 06/28/1994
CUSIP : 543917108

Geographic Focus : Continental Europe, Eastern Europe, Middle East, Asia, Far East, Latin America, Canada, Africa and the Indian Sub-Continent
Benchmark : MSCI All Country Ex-U.S. World Index
Minimum Initial Investment : Non-Retirement Plan : $2500, Retirement Plan: $1000
Redemption Fee : 2% within first 60 calendar days

Fund Price : $18.44 (July 15, 2008)

Change in Price: -$0.30 (From July 14, 2008)

Fund Assets: $295.40 million (as of 05/31/08)

______________________________________________________________________________________

Investment Objective : Long-tem capital growth

______________________________________________________________________________________

Fund Strategy: The International Fund primarily invests in common stocks of companies domiciled outside the United States. These stocks trade in the developed markets of Europe and Asia, and to a lesser extent in the emerging markets of Eastern Europe, the Middle East, Africa, Latin America, the Far East and the Indian Sub-Continent.

______________________________________________________________________________________

Portfolio Manager: Thomas S. White, Jr.

______________________________________________________________________________________

Fees and Expenses

Gross Annual Operating Expenses : 1.42%

Net Annual Operating Expenses : 1.42%

______________________________________________________________________________________

[Thomas White Funds Logo]

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Thomas White International Fund

Portfolio Review

April 30, 2008

Top Holdings

Security	Country	Sector
Potash Corp Saskatchewan	Canada	Chemicals
British American Tobacco	United Kingdom	Consumer Staple
Sumitomo Mitsui Financial	Japan	Banking
Repsol	Spain	Energy
Christian Dior	France	Consumer Staple
Bayer AG	Germany	Chemicals
Unilever NV - CVA	Netherlands	Consumer Staple
Imperial Tobacco	United Kingdom	Consumer Staple
Consumer Staple	Mexico	Communication
Banco Santander SA	Spain	Banking
Petroleo Brasileiro	Brazil	Energy
OAO Gazprom GDR	Russia	Energy
Rio Tinto PLC	Australia	Metals
SGL Carbon AG	Germany	Industrial
Dongkuk Steel Mill	South Korea	Metals

Deutsche Bank AG	Germany	Banking
Standard Chartered	United Kingdom	Banking
Royal Dutch Shell BV	United Kingdom	Energy
United Overseas Bank	Singapore	Banking
Cia Vale Do Rio Doce	Brazil	Metals
OMV AG	Austria	Energy

Country Allocation	% of TNA	Country Allocation	% of TNA	Sector Allocation	% of TNA
Australia	2.9%	Malaysia	2.3%	Aerospace	0.4%
Austria	1.9%	Mexico	2.5%	Banking	7.3%
Belgium	1.0%	Nethetlands	4.2%	Building	2.2%
Brazil	4.6%	New Zealand	0.4%	Capital Goods	1.9%
Canada	8.0%	Norway	0.9%	Chemicals	5.9%
China	0.7%	Philippines	0.3%	Communications	5.9%
Czech Republic	0.3%	Poland	0.6%	Consumer Durables	2.7%
Denmark	0.1%	Russia	2.2%	Consumer Retail	2.4%
Finland	0.7%	Singapore	1.7%	Consumer Staples	7.9%
France	7.4%	South Africa	4.9%	Energy	10.3%
Germany	10.5%	South Korea	4.5%	Financial Diversified	5.3%
Hong Kong	3.5%	Spain	3.0%	Health care	4.2%

Indonesia	0.7%	Sweden	1.4%	Industrial	5.7%
Ireland	1.1%	Switzerland	1.4%	Insurance	4.6%
Israel	0.2%	Taiwan	1.1%	Metals	6.4%
Italy	1.3%	Thailand	0.2%	Services	4.6%
Japan	13.0%	United Kingdom	7.8%	Technology	5.6%
		Cash & other assets	2.7%	Transportation	3.1%
				Utilities	5.7%
				Cash & other	7.9%

[Thomas White Funds Logo]

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Thomas White International Fund

[Picture of Thomas S. White, Jr. omitted]

THOMAS S. WHITE, JR.

The Funds’ President

and Portfolio Manager

Thomas White is the Chairman and President of Thomas White International, Ltd. which he founded in 1992. As Chief Investment Officer, he heads the firm’s Investment Team, which is comprised of four senior analysts who confirm all portfolio decisions.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Investment Team is supported by the firm’s security analysts in the United States and Asia who produce investment research covering over 4,000 companies in 48 countries around the world.

[Thomas White Funds Logo]

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Thomas White International Fund

Fund Manager Commentary

For the six-month period ending April 30, 2008, the Thomas White International Fund returned -9.02% slightly outperforming the MSCI All Country ex US index (-9.34%). For the trailing 12-months, the Fund returned +4.75% versus +3.60% for the index. The Fund’s average annual three-year and five-year returns outperformed the index by +4.40% and +2.54%, respectively.

International equities continue to outperform us equities

We commented at the end of 2007 that “sub-prime” was the word of the year. The sub-prime fallout continued through the first half of 2008, rippling across global markets. This was especially true in the U.S. where experts have been split over whether the economy is also in a recession. Worldwide, record oil prices, new highs for commodities such as copper and corn, and the declining dollar have added further strain to consumer pocketbooks, global economies and equity markets.

Globally, industries and sectors are struggling with the double-edged sword of rising commodity prices and the declining dollar. Foreign exporters are feeling the effects of decreased demand as the cost of their products escalates against a weakened dollar, and the added strain of competing against bargain-priced U.S. imports in their home markets. Furthermore, manufacturers who use raw commodities are seeing their costs escalate sharply--costs which are difficult to pass on to the consumer market, where demand is weak.

Global merger and acquisition activity, which helped drive the market in early 2007, has ground to a halt due to the credit debacle. Although flush with cash, even the healthier Asian and emerging market economies may see merger activity suppressed if the developed world’s credit ills continue to spread.

Consumers, already beleaguered, are being battered by escalating fuel prices, the credit crunch and fears of a deep U.S. recession. Consumer spending appears to be buckling under these combined pressures but recent reports show high end retail sales have begun their recovery.

As in 2007, the International Fund’s performance was positively influenced by emerging market, commodity and energy related companies. Canadian fertilizer company Potash Corporation of Saskatchewan led the fund’s performance over the last 6 months, with a return of +51.2%. Other top performers were South African mining company African Rainbow Materials Ltd (+47.8%), Japanese gaming machine manufacturer Sankyo Co Ltd (+40.7%), South Korean consumer electronics firm LG Electronics Inc. (+39.6%) and Mexican retailer Grupo Elektra SA (+34.5%). Strong results were also realized by Brazilian energy company Petrobras (+19.9%) and South African mining firm Arcelor Mittal, South Africa (+18.7%). The weakest stocks in the portfolio over this period were Kingboard Chemicals Holdings (-39.6%), China Resources Power Holdings (-38.1%) and China Life Insurance (-34.7%).

The Fund’s Chemicals sector, with its focus on fertilizer stocks, was the only industry group to obtain a positive return over the last 6 months. Other sectors with above average returns included Energy (-0.7%), Metals (-2.1%) and Health Care (-2.8%). The weakest sectors included Capital Goods (-19.3%), Building (-12.8%) and Financials (-12.7%). Capital goods and building companies bore the brunt of rising commodities prices, while at the same time, tight credit restricted client demand. Insurance and finance companies, and especially banks, have been hit hardest by the credit storm. The Fund remains about 7% underweight in Financials relative to the benchmark.

Going forward, it appears credit concerns and inflation will remain the primary factors affecting markets well into 2009. In developed countries, economies are slowing due to rising inflation and tight credit conditions. In emerging market countries, long-term growth is being interrupted by mounting inflation and lower capital availability due to weak stock markets. Oil prices continue their upward trajectory, defying the logic of normal supply and demand. As energy costs are a component of so many other products, prices are rising across a broad spectrum of industrial and consumer goods. The poor of emerging market countries are affected most by rising food prices and their raised voices are creating the potential for political unrest in many regions. Recent flooding in the United States midwest region is also pushing food prices higher.

Portfolio Strategy

The Funds’ objective is to obtain superior performance over the long-term with lower volatility. To accomplish this, we maintain a portfolio of undervalued securities, diversified across both industries and countries. This approach is designed to maximize our strength in stock selection, and reduce the risk of inaccurate economic forecasts.

The historical performance profile of our investment approach provides strong long-term returns and outperformance during market declines. We prefer this profile as less volatile portfolios encourage investors to adhere to their long-term objectives in difficult markets.

[Thomas White Funds Logo]

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Thomas White International Fund

Performance

Average Annual Returns as of May 31, 2008
	6 months	YTD	1Yrs	3Yrs	5Yrs	Since Inception	Gross Operating Expenses	Net Operating Expenses
International Fund	-0.93%	-0.14%	4.70%	24.94%	24.74%	11.62%	1.42%	1.42%
MSCI AC World Ex US Index	-3.54%	-2.12%	2.55%	19.75%	21.64%	8.06%	-----	-----

For the six-month period ended April 30, 2008, the Thomas White International Fund produced an investment return of -9.02%, compared to a -9.34% return for its benchmark, the MSCI All-Country World ex US (net) Index. The Fund returned +4.75%, +23.74% and +25.29% for the trailing one-, three- and five-year periods compared to + 3.60%, +19.34% and +22.75%, respectively, for the MSCI All-Country World ex US (net) Index.

Average Annual Returns as of April 30, 2008
	6 months	YTD	1Yrs	3Yrs	5Yrs	Since Inception	Gross Operating Expenses	Net Operating Expenses
International Fund	-9.02%	-3.62%	4.75%	23.74%	25.29%	11.41%	1.42%	1.42%
MSCI AC World Ex US Index	-9.34%	-3.65%	3.60%	19.34%	22.75%	7.88%	-----	-----

GROWTH OF A $10,000 INVESTMENT WITH DIVIDENDS REINVESTED
(VALUE IN THOUSANDS)

[GRAPH OMITTED]

Date	TWWDX	MSCI All Country World EX USA
06/28/94	10,000.00	10,000.00
06/30/94	10,010.00	10,000.00
07/31/94	10,440.00	10,184.41
08/31/94	10,690.00	10,533.15
09/30/94	10,380.00	10,312.33
10/31/94	10,500.00	10,556.50
11/30/94	10,130.00	10,054.01
12/31/94	10,067.11	10,041.90
01/31/95	9,966.24	9,557.29
02/28/95	10,258.77	9,504.36
03/31/95	10,531.13	10,034.01
04/30/95	10,803.48	10,391.20
05/31/95	11,035.49	10,335.09
06/30/95	11,106.10	10,191.36
07/31/95	11,549.94	10,746.69
08/31/95	11,388.55	10,364.35
09/30/95	11,570.12	10,555.72
10/31/95	11,408.72	10,275.30
11/30/95	11,620.55	10,490.30
12/31/95	11,982.92	10,898.89
01/31/96	12,357.39	11,020.46
02/29/96	12,432.28	11,022.23
03/31/96	12,507.17	11,236.46
04/30/96	12,838.84	11,635.98
05/31/96	12,913.74	11,441.56
06/30/96	12,903.04	11,509.02
07/31/96	12,475.08	11,114.33
08/31/96	12,710.46	11,177.92
09/30/96	13,020.73	11,452.80
10/31/96	13,191.91	11,334.58
11/30/96	13,898.05	11,764.65
12/31/96	13,960.43	11,623.00
01/31/97	14,018.17	11,409.13
02/28/97	14,145.19	11,618.15
03/31/97	13,937.34	11,594.33
04/30/97	14,052.81	11,692.19
05/31/97	14,907.30	12,414.77
06/30/97	15,357.63	13,099.44
07/31/97	15,946.53	13,364.05
08/31/97	15,115.14	12,312.97

09/30/97	16,073.55	12,979.10
10/31/97	15,276.80	11,874.58
11/30/97	15,426.92	11,725.67
12/31/97	15,594.27	11,860.52
01/31/98	15,838.69	12,215.14
02/28/98	16,853.05	13,029.89
03/31/98	17,794.09	13,480.73
04/30/98	17,745.20	13,577.12
05/31/98	17,598.55	13,331.37
06/30/98	17,610.77	13,280.71
07/31/98	17,720.76	13,406.88
08/31/98	15,398.73	11,516.51
09/30/98	15,435.39	11,273.05
10/31/98	16,596.41	12,453.90
11/30/98	17,415.23	13,123.17
12/31/98	18,173.73	13,575.92
01/31/99	18,213.18	13,549.19
02/28/99	17,779.22	13,234.55
03/31/99	18,029.08	13,890.86
04/30/99	18,883.85	14,584.26
05/31/99	18,200.68	13,912.64
06/30/99	19,001.03	14,557.08
07/31/99	19,297.46	14,888.24
08/31/99	19,312.28	14,942.15
09/30/99	19,030.67	15,039.17
10/31/99	19,712.46	15,585.24
11/30/99	20,927.81	16,199.50
12/31/99	22,955.30	17,734.08
01/31/00	21,250.23	16,756.53
02/29/00	22,244.86	17,203.03
03/31/00	22,465.88	17,863.09
04/30/00	21,266.02	16,868.12
05/31/00	20,966.05	16,448.05
06/30/00	21,708.08	17,145.96
07/31/00	20,918.69	16,459.31
08/31/00	20,902.90	16,663.42
09/30/00	19,924.07	15,734.98
10/31/00	19,458.89	15,223.45
11/30/00	18,896.31	14,531.55
12/31/00	19,591.27	15,018.45
01/31/01	19,624.36	15,242.82
02/28/01	18,449.54	14,035.49
03/31/01	17,009.98	13,037.06
04/30/01	18,135.16	13,916.24

05/31/01	17,804.22	13,521.71
06/30/01	17,539.48	12,998.01
07/31/01	17,208.54	12,707.26
08/31/01	16,910.70	12,388.87
09/30/01	15,173.30	11,071.75
10/31/01	15,443.99	11,382.18
11/30/01	15,977.12	11,901.82
12/31/01	16,310.32	12,054.71
01/31/02	15,727.22	11,537.32
02/28/02	16,010.44	11,619.47
03/31/02	17,110.01	12,245.14
04/30/02	17,326.60	12,317.98
05/30/02	17,826.40	12,442.33
06/30/02	17,026.71	11,900.47
07/31/02	15,360.69	10,739.39
08/31/02	15,693.90	10,737.59
09/30/02	14,027.88	9,597.09
10/31/02	14,475.81	10,111.17
11/30/02	14,910.67	10,596.11
12/31/02	14,457.30	10,252.79
01/31/03	13,987.14	9,891.90
02/28/03	13,416.24	9,689.60
03/31/03	13,164.37	9,494.81
04/30/03	14,457.30	10,400.27
05/31/03	15,313.66	11,053.88
06/30/03	15,683.06	11,353.64
07/31/03	16,035.68	11,654.16
08/31/03	16,606.59	11,999.29
09/30/03	16,975.99	12,332.85
10/31/03	17,915.26	13,131.38
11/30/03	18,391.19	13,415.68
12/31/03	19,699.99	14,439.03
01/31/04	20,175.91	14,668.82
02/29/04	20,583.85	15,039.02
03/31/04	20,753.83	15,125.68
04/30/04	19,920.95	14,644.49
05/31/04	19,835.97	14,677.98
06/30/04	20,396.88	14,990.21
07/31/04	19,818.97	14,550.47
08/31/04	19,971.95	14,663.26
09/30/04	20,532.86	15,132.44
10/31/04	21,180.64	15,657.78
11/30/04	22,763.60	16,740.31
12/31/04	23,727.13	17,457.74

01/31/05	23,469.04	17,154.52
02/28/05	24,983.18	17,996.00
03/31/05	24,191.70	17,501.29
04/30/05	23,555.07	17,052.54
05/31/05	23,709.93	17,143.25
06/30/05	24,294.93	17,458.49
07/31/05	25,499.36	18,099.93
08/31/05	26,583.34	18,557.39
09/30/05	28,114.68	19,510.76
10/31/05	27,168.28	18,799.19
11/30/05	28,234.80	19,426.36
12/31/05	29,787.81	20,359.00
01/31/06	32,482.18	21,775.54
02/28/06	32,500.89	21,708.04
03/31/06	33,754.53	22,328.89
04/30/06	35,775.31	23,465.43
05/31/06	33,791.95	22,360.21
06/30/06	33,511.28	22,328.90
07/31/06	33,754.53	22,552.19
08/31/06	34,690.07	23,183.65
09/30/06	34,839.76	23,195.25
10/31/06	36,238.73	24,136.97
11/30/06	37,599.43	25,005.90
12/31/06	39,260.29	25,783.59
01/31/07	39,280.30	25,876.41
02/28/07	39,100.20	26,031.67
03/31/07	40,620.99	26,752.74
04/30/07	42,602.01	27,972.67
05/31/07	44,162.82	28,708.35
06/30/07	44,202.84	28,943.76
07/31/07	44,282.88	28,856.93
08/31/07	43,902.69	28,405.35
09/30/07	46,383.97	30,278.68
10/31/07	49,050.94	31,965.20
11/30/07	46,675.75	30,520.37
12/31/07	46,305.30	30,077.83
01/31/08	41,947.16	27,163.29
02/29/08	42,818.79	27,942.87
03/31/08	42,056.11	27,327.01
04/30/08	44,627.42	28,980.30

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks. The cumulative return since inception was 362.40% for the

Fund and, 194.39% for the MSCI All Country World ex US Index. The one-year return for the Fund was 4.70%. The Fund’s average annual total return since inception was 11.62%.

Performance data quoted represents past performance and is no guarantee of future results. Assumes reinvestment of all distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be higher or lower than the original cost. Current performance may be higher or lower due to market volatility. Performance as of the most recent month end is available at www.thomaswhite.com

The Advisor has contractually agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets through 10/31/2008.

MSCI All Country World is a compilation of the market indices for 49 developed and emerging market countries. The MSCI All Country World ex US represents the same countries as the All Country Index except it does not include the US. All indices are unmanaged and returns assume the reinvestment of dividends. The International Fund also assumes the reinvestment of dividends and capital gains distributions. Investors cannot invest directly in the indices, although they can invest in their underlying securities.

[Thomas White Funds Logo]

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Thomas White American Opportunities Fund

Overview

[Picture omitted]

[Picture omitted	The American Opportunities Fund Symbol: TWAOX Inception Date: 3/4/1999 CUSIP: 543917306
Geographic Focus: United States Benchmark: Russell Midcap Index Minimum Initial Investment: Non-Retirement Plan: $2500, Retirement Plan: $1000 Redemption Fee: 2% within first 60 calendar days

Fund Price : $13.36 (July 15, 2008)

Change in Price: - $0.15 (From July 14, 2008)

Fund Assets: $24.26 million (as of 05/31/08)

______________________________________________________________________________________

Investment Objective : Long-tem capital growth

______________________________________________________________________________________

Fund Strategy: The American Opportunities Fund primarily invests in undervalued U.S. securities. The portfolio will emphasize mid-cap stocks whose market capitalizations range between $2 and $15 billion. The fund can also have a significant amount of large-cap and small-cap stocks.

______________________________________________________________________________________

Portfolio Manager: Thomas S. White, Jr.

______________________________________________________________________________________

Fees and Expenses

Gross Annual Operating Expenses : 1.55%

Net Annual Operating Expenses : 1.35%

[Thomas White Funds Logo]

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Thomas White American Opportunities Fund

Portfolio Review

April 30, 2008

Top Holdings

Security	Sector
Potash Corp Saskatchevan	Chemicals
CSC Corp	Transportation
US Steel	Metals
Wisconsin Energy	Utilities
HCP Inc	Financial Diversified
Nike Inc	Consumer Retail
Cameron International	Energy
Manpower Inc	Services
Assurant Inc	Insurance
Noble Energy	Energy
American Electric Power	Utilities
Covance Inc	Healthcare
CACI International Inc	Technology
Reynolds American	Consumer Staple

Arrow Electronic	Technology
Cimarex Energy	Energy
Schein Henry Inc	Healthcare

Sector Allocation	% of TNA	Sector Allocation	% of TNA	Portfolio Market Cap Mix	% of TNA
Aerospace	3.1%	Financial Diversified	9.7%	Large Cap (over $14.5 billion)	22.3%
Banking	3.7%	Forest & Paper	0.7%	Mid Cap ($1.85 - 14.5 billion)	69.7%
Building	1.0%	Healthcare	7.4%	Small Cap (under $1.85 billion	1.8%
Capital Goods	1.0%	Industrial	3.6%	Cash & Other	6.2%
Chemicals	3.3%	Insurance	4.3%
Communications	0.4%	Metals	3.3%
Consumer Durables	2.9%	Services	10.1%
Consumer Retail	5.8%	Technology	9.0%
Consumer Staples	5.5%	Transportation	4.0%
Energy	7.0%	Utilities	7.8%
		Cash & Other	6.2%

[Thomas White Funds Logo]

[Picture omitted]

Thomas White American Opportunities Fund

[Picture of Thomas S. White, Jr. omitted]	THOMAS S. WHITE, JR. The Funds’ President and Portfolio Manager

Thomas White is the Chairman and President of Thomas White International, Ltd. which he founded in 1992. As Chief Investment Officer, he heads the firm’s Investment Team, which is comprised of four senior analysts who confirm all portfolio decisions.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Investment Team is supported by the firm’s security analysts in the United States and Asia who produce investment research covering over 4,000 companies in 48 countries around the world.

[Thomas White Funds Logo]

[Picture omitted]

Thomas White American Opportunities Fund

Fund Manager Commentary

Over the last six months ended April 30, 2008, the Thomas White American Opportunities Fund returned -5.83%. This compares to a -8.77% return for the Russell Midcap Index. The Fund returned -2.75%, +9.76% and +14.28% for the trailing one-, three-and five-year periods compared to -6.33%, +10.92% and +16.20%, respectively, for the Russell Midcap Index.

Our strategy continues to emphasize a diversified portfolio of companies. We believe this approach creates a margin of safety in volatile markets and the opportunity to capture superior performance in the long term. Consistent with our performance objectives, the Fund has outperformed the Russell Midcap Index during the recent market downturn.

The sub-prime fallout of 2007 continued through the first quarter of 2008, rippling across global markets. This was especially true in the U.S. where experts have been split over whether the economy is also in a recession. Worldwide, the declining dollar, record oil prices and new highs for commodities, such as copper and corn, have added further strain to consumer pocketbooks, global economies and equity markets.

In March, the Federal Reserve engineered a bail out of Bear Stearns to stave off a collapse in the financial sector. While successful in stabilizing the market in the short term, predictions of further write-offs from major banks, combined with declining profit forecasts, continue to impact markets.

Beleaguered consumers have been battered by escalating fuel prices, the credit crunch, a freefalling housing market and fears of a deep recession. Consumer spending appears to have buckled under these combined pressures, but recent reports show high-end retail sales have begun their recovery.

Industries and sectors are all being affected differently by rising commodity prices and the declining dollar. U.S. exporters are being helped by the weak dollar, which is making their products more attractive to foreign buyers. On the other hand, manufacturers are seeing their imported raw materials rise sharply. This is causing their profit margins to shrink since these costs are difficult to pass on to buyers because of the weak economy.

Top performing stocks in the Fund for the six months ended 4/30/2008 included independent oil and gas exploration and production company Cimarex Energy Co. (+53.8%), fertilizer company Potash Corporation of Saskatchewan (+49.8%), trucking transportation firm Ryder Systems Inc. (+43.1%), international steel firm United States Steel Corp. (+42.7%).

The Chemicals sector was the leading group for the six month period, rising 29.3%, followed by Metals (+23.6%) and Consumer Durables (+8.2%).

Poorly performing stocks included XL Capital Ltd., which was battered by the credit crisis (-51.5%), Mastec Inc., which announced poor earnings (-49.4%) and Health Net Inc., which declined with other health insurers (-45.4%).

The impact of rising prices and tightening credit was seen in the performance of industries from Communications (-26.6%) to Building (-17.9%), Services (-14.1%) and Industrials (-16.8%).

Portfolio strategy

The Funds’ objective is to obtain superior performance over the long-term with lower volatility. To accomplish this, we maintain a portfolio of undervalued securities, diversified across industries. This approach is designed to maximize our strength in stock selection, and reduce the risk of inaccurate economic forecasts.

The historical performance profile of our investment approach provides strong long-term returns and outperformance during market declines. We prefer this profile as less volatile portfolios encourage investors to adhere to their long-term objectives in difficult markets.

[Thomas White Funds Logo]

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Thomas White American Opportunities Fund

Performance & Rankings

Average Annual Returns as of May 31, 2008
	6 months	YTD	1Yrs	3Yrs	5Yrs	Since Inception	Gross Operating Expenses	Net Operating Expenses
American Opportunities Fund	1.42%	1.76%	-2.30%	9.49%	13.72%	9.56%	1.55%	1.35%
Russell Midcap Index	0.15%	0.46%	-5.64%	10.83%	15.20%	10.12%	-----	-----

For the six-months period ended April 30, 2008, the Thomas White American Opportunities fund produced an investment return of +5.83%. this compares to a -8.77% return for its benchmark, the Russel Midcap Index. The fund returned -2.75%, +9.76% and +14.28% for the trailing one-, three- and five-year periods compared to 6.33%, +10.92% and +16.2%, respectively, for the Russell Midcap Index.

Average Annual Returns as of April 30, 2008
	6 months	YTD	1Yrs	3Yrs	5Yrs	Since Inception	Gross Operating Expenses	Net Operating Expenses
American Opportunities Fund	5.83%	1.49%	-2.75%	9.76%	14.28%	9.27%	1.55%	1.35%
Russell Midcap Index	-8.77%	-3.89%	-6.33%	10.92%	16.20%	9.69%	-----	-----

GROWTH OF A $10,000 INVESTMENT WITH DIVIDENDS REINVESTED
(VALUE IN THOUSANDS)

[GRAPH OMITTED]

Date	TWAO	Russell Midcap
03/04/99	10,000.00	10,000.00
03/31/99	9,990.00	10,340.76
04/30/99	10,790.00	11,104.66
05/31/99	10,790.00	11,072.81
06/30/99	11,210.00	11,463.34
07/31/99	10,900.00	11,148.67
08/31/99	10,570.00	10,859.92
09/30/99	10,390.00	10,477.65
10/31/99	10,730.00	10,974.29
11/30/99	10,750.00	11,290.35
12/31/99	11,142.69	12,283.90
01/31/00	10,451.28	11,876.81
02/29/00	10,451.28	12,790.14
03/31/00	11,433.28	13,523.02
04/30/00	11,363.13	12,883.38
05/31/00	11,182.77	12,541.97
06/30/00	11,142.69	12,913.21
07/31/00	11,052.50	12,768.07
08/31/00	11,814.05	13,991.25
09/30/00	11,463.34	13,791.87
10/31/00	11,506.44	13,579.48
11/30/00	11,054.59	12,357.32
12/31/00	11,727.11	13,297.72
01/31/01	11,464.41	13,511.81
02/28/01	11,317.30	12,689.62
03/31/01	11,096.62	11,902.86
04/30/01	11,800.67	12,920.55
05/31/01	12,178.97	13,160.88
06/30/01	12,042.36	13,035.85
07/31/01	12,010.84	12,663.02
08/31/01	11,779.66	12,176.13
09/30/01	10,928.49	10,708.30
10/31/01	11,253.41	11,132.35
11/30/01	11,907.31	12,065.24
12/31/01	12,445.19	12,550.26

01/31/02	12,571.75	12,474.96
02/28/02	12,708.86	12,342.72
03/31/02	13,278.39	13,083.29
04/30/02	13,299.48	12,829.47
05/30/02	13,236.20	12,684.50
06/30/02	12,687.77	11,834.13
07/31/02	11,654.18	10,679.12
08/31/02	11,791.29	10,737.85
09/30/02	10,873.72	9,746.75
10/31/02	11,139.89	10,239.35
11/30/02	11,499.24	10,949.96
12/31/02	11,213.87	10,518.53
01/31/03	11,097.61	10,306.06
02/28/03	10,791.11	10,169.55
03/31/03	10,843.95	10,269.72
04/30/03	11,562.65	11,015.61
05/31/03	12,239.08	12,023.54
06/30/03	12,471.60	12,145.46
07/31/03	13,031.77	12,545.65
08/31/03	13,560.22	13,090.14
09/30/03	13,359.41	12,926.51
10/31/03	14,432.82	13,912.80
11/30/03	14,802.90	14,303.06
12/31/03	15,088.38	14,732.15
01/31/04	15,490.17	15,160.85
02/29/04	15,860.25	15,486.81
03/31/04	16,082.29	15,489.91
04/30/04	15,595.91	14,921.43
05/31/04	15,627.63	15,291.48
06/30/04	16,029.42	15,715.05
07/31/04	15,342.14	15,027.68
08/31/04	15,511.32	15,092.30
09/30/04	16,198.60	15,582.80
10/31/04	16,539.39	16,012.88
11/30/04	17,644.29	16,988.07
12/31/04	18,122.70	17,710.91
01/31/05	17,621.51	17,271.68
02/28/05	17,917.67	17,806.06
03/31/05	17,655.68	17,666.29
04/30/05	17,040.58	17,102.73

05/31/05	17,735.42	17,922.64
06/30/05	18,487.21	18,404.76
07/31/05	19,341.51	19,374.69
08/31/05	19,204.82	19,239.06
09/30/05	19,239.00	19,493.98
10/31/05	18,552.30	18,908.38
11/30/05	19,306.97	19,747.91
12/31/05	19,709.47	19,951.32
01/31/06	20,376.09	20,976.81
02/28/06	20,325.78	20,951.64
03/31/06	20,803.74	21,471.24
04/30/06	20,828.89	21,621.54
05/31/06	20,111.96	20,892.90
06/30/06	20,325.78	20,916.92
07/31/06	20,124.53	20,459.89
08/31/06	20,300.62	20,979.57
09/30/06	20,627.65	21,359.30
10/31/06	21,293.35	22,199.79
11/30/06	21,933.43	22,998.98
12/31/06	21,776.96	22,996.68
01/31/07	22,289.03	23,773.97
02/28/07	22,331.70	23,812.01
03/31/07	22,573.51	24,003.46
04/30/07	23,170.92	24,917.99
05/31/07	23,825.22	25,856.15
06/30/07	23,242.04	25,273.35
07/31/07	22,445.49	24,333.18
08/31/07	22,687.30	24,374.55
09/30/07	23,398.50	25,176.47
10/31/07	23,928.27	25,582.82
11/30/07	22,951.92	24,361.24
12/31/07	22,874.43	24,284.50
01/31/08	21,386.66	22,702.37
02/29/08	21,216.19	22,183.62
03/31/08	21,340.17	21,861.96
04/30/08	22,533.48	23,339.82

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks. The cumulative return since inception was +132.77% for the

Fund and +143.97% for the Russell Midcap. The one-year return for the Fund was -2.30%. The Fund’s average annual total return was +9.56%.

Performance data quoted represents past performance and is no guarantee of future results. Assumes reinvestment of all distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be higher or lower than the original cost. Current performance may be higher or lower due to market volatility. Performance as of the most recent month end is available at www.thomaswhite.com

The Advisor has contractually agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets through 10/31/2008.

Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index. These represent approximately 25% of the total market capitalization of the Russell 1000 Index. All indices are unmanaged and returns assume the reinvestment of dividends. Investors cannot invest directly in the indices, although they can invest in their underlying securities.

[Thomas White Funds Logo]

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About the Fund Advisor

“Thomas White research team members view themselves as being at the epicenter of a powerful and exciting period of transition and growth worldwide. The firm’s continued expansion in intellectual capital will enable us to maintain our position as one of the leaders in global equity research”

Thomas S. White, Jr.

The Funds are managed by Thomas White International, Ltd., with offices in Chicago, Illinois and Bangalore, India. Founded in 1992 by former Morgan Stanley Asset Management managing director, Thomas S. White Jr., the firm is a research-driven investment manager and independent research provider. It seeks to deliver superior performance by identifying undervalued securities in the U.S. and nearly 50 other markets around the globe. The organization’s investment decisions rely solely on proprietary analysis using industry-based stock selection methods that have been carefully refined and tested over several decades. Thomas White’s unique analytical approach limits overall portfolio volatility and downside risk while delivering strong long-term investment returns.

The professionals at Thomas White International believe that countries around the world have entered an exciting transition period driven by the widespread adoption of market-driven economic policies. This implies a growing global convergence of business and capital markets that, despite many bumps in the road over the coming decades, will lead to sharp improvements in the standard of living for all humanity.

In short, our goal is to capture the associated investment benefits of globalization for our clients.

[Thomas White Funds Logo]

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Letter to Shareholders

[Picture of Thomas White Jr. omitted]	One Financial Place 440 South LaSalle Street, Suite 3900 Chicago, Illinois 60605-1028

Dear Shareholders and Friends,

I am writing this letter from our Asian research office in Bangalore, India. In the background, a financial reporter from CNBC TV18 (India’s version of the U.S. CNBC) is reporting in English on the falling global stock markets. After some thoughts on globalization, I will present Thomas White’s revised 2008-2009 outlook for business and market conditions in the world’s developed and emerging market countries.

Globalization

To understand the events that have occurred so far in 2008, one must first understand the effect globalization is having on countries, industries and businesses around the world:

•	Globalization is nothing more than the next logical step in man’s progress toward doing business more effectively. But note - it is a giant step.
•	Until recently, countries disagreed on how to manage their economies. A truly global marketplace became a reality in 1989 when the Soviet Union and China adopted the West’s free market-orientation.
•

Global satellites enabled CNN to broadcast the first unbiased news to the world in 1989. Seeing the higher standard of living beyond their borders, whole populations immediately began working toward improving their future.

•	Expanding Internet availability is accelerating globalization. This worldwide phenomenon has moved every business and customer into the same neighborhood, thus leveling out the playing field.
•

Globalization has reversed the past pattern of growth, shifting the relative advantage from developed to the “yet-to-be-developed” countries. Many local businesses, held back in the past by government mismanagement, are now outperforming. Given they started from such low bases, this performance has above average potential.

•

Clever businesses and investors immediately realized they were not restricted to operating within their country’s borders. They quickly adopted a multinational business and investing approach that gave them the opportunity to harvest the advantages of globalization and to side step its disadvantages.

•

Now, the key to valuing a company is how the company is responding to globalization, not where it is located. Multinational companies and global-style investment funds from every county have benefitted from their response to globalization.

In managing your Fund’s portfolio, we have responded to globalization by owning undervalued multinational companies and stressing industries and countries that benefit from this new business environment. I personally own both Thomas White Funds, with 63% in the International Fund and 37% in American Opportunities. I feel the resulting global portfolio should satisfy my family’s need for long-term performance and return stability.

The Thomas White Global Investing Website

We now have a new website where shareholders can expand their understanding of global investing. Reports will chronicle observations from Thomas White research professionals in America and Asia who actively monitor the world’s stocks, industries and countries. As a major project outside our normal comfort zone, please excuse the initial shortcomings and “Coming Soon” signs. Please visit www.thomaswhite.com and sign up to receive weekly postcards, regular country reports and monthly global market commentary. As always, our goal is to provide you and your advisor with strong performance and reliable service.

The 2008-2009 Global Business & Market Outlook

In addition to receiving this Outlook by mail in your Annual and Interim Reports, shareholders can now subscribe to monthly updates on our new website (www.thomaswhite.com).

Our 2007 Global Outlook was reasonably accurate except for the higher yearend price of oil. Given dramatic recent events, we are reducing growth projections and increasing inflation estimates versus those made in December.

The Financial Sector Crisis and Housing Market

In February, the U.S. Federal Reserve had to arrange and finance the rescue of Bear Sterns, a major investment bank it was not responsible for regulating. It did so to maintain global confidence in the banking system, and more specifically, counter-party transactions. The Fed also opened its lending widow to investment banks, an action repeated by Europe’s central banks. The root of this crisis was the earlier surge in issuance of mortgages to individuals with poor credit who were buying homes beyond their means.

Is the Credit Crisis Over?

We remain skeptical. First, efforts by the Federal Reserve to save any future troubled institutions will be more difficult as its own reserves are quite small versus the record level of debt outstanding. Moreover, much of the riskier paper at investment banks and hedge funds is financed using high leverage. Finally, housing prices are still falling due to the weak economy and rising unemployment. This is lowering the value of mortgage holdings, which in turn will pressure additional write offs. Given this scenario, we continue to underweight the financial and building sectors.

The United States is in a Borderline Recession

Consumer spending, which represents 70% of the U.S. economy, has rebounded slightly due to government checks arriving, but with oil prices at $140 and rising food prices, consumption should soften in the coming months.

The weak dollar is helping exports, but with inflation up, the Federal Reserve can no longer lower rates to buoy the economy and may even have to raise them after the November elections. We now project a 1.1% GDP growth rate in the U.S. this year and a still weak 0.8% in 2009.

Slower Growth in Europe and Japan

The U.S. slowdown is partially responsible for lower 2008 growth rates in many other countries, including Western Europe, Japan and parts of the Far East. In Europe, a tight monetary policy to curb rising inflation and slowing exports due to the strong Euro will reduce GDP growth to 1.4% in 2008 and 1.6% in 2009.

Japan’s modest recovery in the first half is now slowing as exports are falling due to the Yen’s strength and U.S. demand. The GDP should rise 1.0% this year and 1.3% in 2009.

China

The Middle Kingdom faces two major risks in the near-term: inflation and weak exports. First, soaring inflation may trigger aggressive monetary tightening, which could induce a credit crunch. Second, a sizeable drop in exports due to weak demand abroad would hurt exports, China’s primary growth engine. As an offset, if the U.S. did have weaker growth than we expect, this would calm China’s inflation concerns and encourage an accommodative monetary policy. China’s role as a crucial link in the supply chain of multinational companies will assure its trade surplus. Chinese domestic consumption, while not mature yet, will also cushion any slowdown. China’s GDP should rise 9.8% this year and 9.0% in 2009.

India

India’s growth over the last five years has resulted from internal demand not exports. Rising inflation and rates hikes by the Reserve Bank of India will slow growth. Unless food price increases spark serious rioting, bringing the government down, economic growth should be 7.6% this year and 7.1% in 2009.

Brazil

Brazil’s domestic economy has been expanding in scale and diversity. GDP growth of 5.4% in 2007 should slow to 4.6% this year and 3.8% in 2009 as the central bank is raising rates because it is concerned about rising inflation. Brazil’s recent upgrade to an investment grade credit rating was helped by the country’s near energy independence, an amazing feat in light of the United States’ failure in this area. Reacting to the first energy crisis in the early 1970’s, Brazil created a taskforce of government and private industry officials, drew up a viable plan and stuck with it even after prices fell in later years. The plan encouraged sugar cane farmers, established incentives for the building of ethanol production and transportation facilities, set a timetable for gasoline retailers to adapt their pumps and convinced automobile manufactures to redesign their engines. Petrobras, the country’s national energy company, and a major Fund investment, was brought public and its excellent management developed in-house exploration skills that are now the envy of the industry. Their recent major offshore oil discoveries may lift Brazil into the ranks of the worlds’ top exporters.

As a major agricultural and mineral exporter, Brazil has been a beneficiary of rising demand from developing countries. The Fund’s investment in Vale do Rio Doce, the country’s largest mineral exporter, has been very rewarding.

Russia

Domestic demand continues to surge in Russia matching the strong growth in energy and minerals exports. Robust corporate profits are bolstering business confidence and sustaining the country’s capital spending boom. Despite double-digit inflation, real incomes are rising rapidly, which along with expanding credit, is boosting domestic consumption. We expect growth in Russia to be relatively immune to a slowdown elsewhere and the GNP to expand 7.1% this year and 6.2% in 2009.

We are fellow Fund Shareholders

As do many of the professionals in our firm, my family and I have 100% of our stock market exposure in the two Thomas White Funds. We are confident that the Funds will meet our twin goals of strong long-term of performance with below average volatility.

Sincerely yours,

/s/ Thomas S. White, Jr.

Thomas S. White, Jr.

President

[Thomas White Funds Logo]

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Open an Account

By Mail

To open an account:

Complete and sign the application.

Make your check(s) payable to the Fund(s) in which you wish to invest. Mail to the address on the application, or for overnight delivery:

Thomas White Funds Family

Thomas White Funds

615 East Michigan Street,

3rd Floor,

Milwaukee, WI 53202.

To add to an account:

Make your check(s) payable to the Fund(s) in which you wish to invest and include the stub from one of your statements with a letter containing your name and account number. Remember to always put your account number on your check. Mail to the address on your statement.

PHONE 1-800-811-0535

To open an account:

You may only open a new account by phone if you wire your investment to our Transfer Agent. See the section “Wire” below.

To add to an account:

Purchase shares by telephone via electronic funds transfer from your bank account, by completing the section of the account application for this option. To place your order, call 1-800-811-0535 on any day before the close of trading on the New York Stock Exchange. Your shares will be purchased on the day your order is placed.

You must make your telephone purchases by 4:00 p.m. Eastern time.

WIRE

To open an account:

To open an account by wire, a completed account application is required before your wire can be accepted. You can mail or overnight deliver your account application to the transfer agent. Upon receipt of your completed application, an account will be established for you. The account number assigned will be required as part of the instruction that should be given to your bank to send the wire. Your bank must include the name of the Fund you are purchasing, the account number and your name so that monies can be correctly applied.

To add to an account:

Wire to:

U.S. Bank, N.A,

777 E. Wisconsin Ave.

Milwaukee, WI 53202

ABA Number 0750-00022

U.S. Bancorp Fund Services

A/C 112 952 137

For further credit to:

(Fund name)

(Investment account number)

(Name or account registration)

Please contact the Transfer Agent at 1-800-811-0535 to notify them of the incoming wire to ensure proper credit to your account.

Automatic Investment Plan

To open an account:

You may open a new account with a $1,000 minimum initial investment if you sign up for the Automatic Investment Plan. Fill out the Automatic Investment Plan section on the application for monthly or quarterly transfers from your bank account.

To add to an account:

If you would like to add this service to your account, or if you already have this service, you can easily change the frequency or amount of your automatic investments over the phone by calling 1-800-811-0535.

Minimum Investments

	Initial	Additional
Regular Account	$2,500	$100
Automatic Invest	$1,000	$100
Traditional IRA	$1,000	$100
Roth IRA	$1,000	$100
Covered IRA	$1,000	$100

[Thomas White Funds Logo]

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Investing with us

APPLICATIONS AND FORMS

General Fund Information

[Picture omitted]	Download Fund Prospectus

______________________________________________________________________________________

Account Applications and Forms

Fund Application

IRA Application

IRA Transfer Application

IRA Custodial Contract

______________________________________________________________________________________

Shareholder Reports

[Picture omitted] Download 2007 Annual Report	[Picture omitted] Download 2006 Annual Report
Archives
[Picture omitted] Download 2008 Semi Annual Report	[Picture omitted] Download 2007 Semi Annual Report
Archives

Other Material

Tax Guide

[Thomas White Funds Logo]

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Fees and Expenses

Annual fund operating expenses are charges paid when shareholders buy and hold shares of a Fund. A Fund’s expenses are subtracted daily and are therefore factored into the share price as reported; expenses are not charged directly to shareholder accounts.

The Funds are no load, so there are no sales charges or loads of any kind, but they do impose a 2% redemption fee, payable to the Funds, on most shares purchased and held less than sixty days. This is intended to benefit long term shareholders of the Funds, as short-term trading in the Funds increases transaction costs and can have a negative impact on the Funds’ performance.

Shareholder Fees

(paid directly from an investment)

Redemption Fee (as a percentage of amount redeemed, if applicable)
American Opportunities Fund	2%
International Fund	2%

Annual Fund Operating Expenses

(deducted from Fund assets)

	Management Fee	Other Expenses	Total Fund Operating Expenses	Less Reimbur sements	Net Operating Expenses*
American Opportunities Fund	1.00%	0.55%	1.55%	0.20%	1.35%
International Fund	1.00%	0.42%	1.42%	0.00%	1.42%

* The Advisor has contractually agreed to reimburse the American Opportunties fund to the extent that the fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assests through 10/31/2008.

The Advisor has contractually agreed to reimburse the International Fund to the extent that the fund’s total operating expenses exceed 1.50% of the fund’s average daily net assests through 10/31/2008.

Cost Comparison Examples

Assume that a Fund’s annual return is 5%, and that its operating expenses are exactly as shown (including the contractual waiver that is in place for the upcoming year). Use of this assumed 5% return is required by the Securities and Exchange Commission (“SEC”); it is not an illustration of past or future investment results.

For every $10,000 invested, here’s how much a shareholder would pay in total expenses if the account was closed after the number of years indicated:

	1 Year	3 Years	5 Years	10 Years
American Opportunities Fund	$137	$497	$882	$1,959
International Fund	$153	$491	$853	$1,872

These examples illustrate the effect of expenses and are intended to help you compare the costs of investing in the Funds with the costs of investing in other mutual funds. The examples are not meant to suggest actual or expected cost or returns, all of which may vary.

[Thomas White Funds Logo]

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Shareholder Services

Coming Soon!

[Thomas White Funds Logo]

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Shareholder Services

Investing with us

FUND DISTRIBUTIONS

The Funds usually declare and pay dividends from net investment income annually, but may be more frequent to avoid excise tax. Distributions of net realized capital gains, if any, will be distributed at least annually.

Fund distributions for the year ended October 31, 2007 are provided below:

	Undistributed Ordinary Income	Undistributed Long-term Gains	Undistributed Appreciation / (Depreciation)	Capital Loss Carry forwards	Total Distributable Earnings
American Opportunities Fund	$3,477	$4,101	$6,201,769	-----	6,205,870
International Fund	-----	(842,847)	74,975,274	-----	74,132,427

	Ordinary Income	Short-term Capital Gains	Long-term Capital Gains	Total Distributions
American Opportunities Fund	$150,247	-----	$1,920,612	$2,070,859
International Fund	3,568,864	2,731,190	15,012,209	21,312,263

Thomas White International, Ltd Wins Two 2008 Lipper Fund Awards

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The recent globalization of capital markets has stimulated healthy growth in developed countries and sharp improvements in many of the emerging market economies, including China, India, Eastern Europe and Brazil. Significantly, the unprecedented adoption of free market-oriented policies by governments worldwide suggests the possibility of a secular expansion that could benefit all global citizens.”

Thomas S. White Jr., President

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Top International Multi-Cap Value Fund for a 10-year period	Top International Multi-Cap Value Fund for a 3-year period

On April 9, 2008, The Thomas White International Fund was awarded the Lipper Fund Award for its 3 and 10-year record in the International Multi-Cap Value category. The top honors are awarded each year to funds which have excelled in delivering consistently strong risk-adjusted returns.

The Thomas White International Fund ranked #1 out of 89 funds in the International Multi-Cap Value category for the 3-year period ended December 31, 2007, and it ranked #1 out of 39 funds for the 10-year period ended December 31, 2007. The Lipper Fund Awards are presented annually by Lipper, a leading global mutual fund rating and research firm. The awards program highlights funds that have excelled in delivering consistently strong risk-adjusted performance, relative to peers. The awards are awarded to funds in 21 countries in Asia, Europe and the United States. Rankings do not take sales charges into account and are based on total return, net of expenses and includes reinvested dividends. Lipper scores for Consistent Return reflect funds’ historical risk-adjusted returns, measured in local currency, relative to peers. Funds registered for sale in a given country are selected and then scores for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios. These calculations span equity, mixed asset and bond funds. A fund must have had at least 36 months of performance history as of the end of the evaluation year.

Past performance is no guarantee of future results. Investors should carefully consider the investment objectives, risks, charges and expenses of the Thomas White International Fund before investing. This and other important information is contained in the Fund’s prospectus, which can be obtained by calling the Thomas White Funds at (800) 811-0535 or by visiting the Fund’s website at www.thomaswhite.com. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. Read the prospectus carefully before investing.

The Advisor has contractually agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets through 10/31/2008.

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